Via EDGAR

August 4, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Jessica Barberich Assistant Chief Accountant Division of Corporation Finance

Re:
The Goldman Sachs Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 (“Form 10-K”)
Definitive Proxy Statement on Schedule 14A (“Proxy Statement”)
Form 10-Q for the Period Ended March 31, 2010 (“Form 10-Q”)
File No. 1-14965

Dear Ms. Barberich:

We are in receipt of the letter, dated July 9, 2010, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.  We appreciate the Staff’s review of our Form 10-K, Proxy Statement and Form 10-Q and look forward to working with the Staff to resolve the Staff’s comments.   For your convenience, we have included the Staff’s comments below, followed by our responses.

Form 10-K for the Period Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Identifiable Intangible Assets, page 74

1.	We note your response to our prior comment 3. You state that the NYSE introduced changes on May 11, 2010, that you expect to address the market data issue. Please additionally address the following:

•	Describe these changes in more detail and elaborate on why you expect these changes to positively affect your DMM business.

Response:

As we noted in our Form 10-K, in June 2009, the NYSE completed the rollout of new systems architecture that reduced order completion time, which enabled the NYSE to offer competitive execution speeds.  This technology enhancement also improved the timeliness of market data feeds for all market participants.  However, soon after the rollout, it was determined that the technology enhancement had unintentionally resulted in non-DMM market participants receiving more timely market data than DMM participants were receiving through the exchange’s internal order/execution system (display book). Since this put DMMs at a significant competitive disadvantage, we significantly reduced our trading activity.

On May 11, 2010, the NYSE introduced an enhancement to the market data feed from the NYSE to the DMM display book, which provides DMMs with timely market data consistent with the market data received by non-DMM market participants, allowing the DMM business to effectively compete with non-DMM participants and therefore increase trading activity and revenues in the future.

•
You state that if you had determined that a recoverability test was required, your projected undiscounted cash flows of the DMM business would have been in excess of the carrying value.  Please tell us when you assumed that the NYSE changes would begin to affect your projected undiscounted cash flows and advise us of the sensitivity of timing and extent of the expected effect of these changes.

Response:

Had we determined that a recoverability test was required at the time of our fiscal 2009 year-end, our projected undiscounted cash flows would have assumed, based on our discussions with the NYSE, that the market data issue would be addressed by the NYSE in March 2010 and would have begun to affect our projected undiscounted cash flows of our DMM business beginning in the second quarter of 2010. The fact that the market data issue was addressed in May 2010 instead of March 2010 would not have had a meaningful impact on our projected undiscounted cash flows over the remaining useful life (12 years as of December 2009) of our DMM rights.

•
You note that your DMM business performed solidly in the first half of 2009, but was adversely affected in the second half of 2009; please explain further why only the second half of 2009 was affected by the lack of timely market data in the internal order/execution system of the NYSE.  Please discuss how the conditions changed over 2009 which led to the decline in performance.

Response:

As noted above, subsequent to the NYSE rollout of new systems architecture in June 2009, untimely market data feeds to the DMM display book caused our DMM business to reduce trading activity, which negatively impacted revenues in the second half of 2009.  In addition, as we stated in our Form 10-K, our DMM business was also adversely affected, though to a lesser extent, by lower trading volumes and lower volatility in the second half of 2009 relative to the first half of 2009.

Risk Management, page 101

2.
Please identify for us the persons who serve on each of your risk committees, including the Firmwide Risk Committee.  Tell us how these individuals are selected and how long they serve on the committees.  Confirm that you will provide similar disclosure in your future filings.

Response:

As disclosed on pages 101 and 102 of our Form 10-K, our risk committees consist of the Firmwide Risk Committee (FRC), the Securities Division Risk Committee and the Investment Management Division (IMD) Risk Committee.  The Management Committee is responsible for appointing one or more Co-Chairs of the FRC, who then appoint the members of the FRC.  The FRC includes senior members of both revenue-producing units and departments that are independent of revenue-producing units, as selected and approved by the FRC Co-Chairs. The FRC is responsible for appointing the Chair of the Securities Division Risk Committee, who then appoints the Co-Chairs and members of the Securities Division Risk Committee.  The Head of IMD Risk Management is the Chair of the IMD Risk Committee and is responsible for appointing the members of the IMD Risk Committee.  Membership of the risk committees is reviewed regularly and updated to reflect changes in the responsibilities of the committee members.  Accordingly, the length of time that members serve on the respective committees varies as determined by the Management Committee or the Chairs and based on the responsibilities of the members within the firm.

The following is the current list of the titles of persons serving on the FRC, Securities Division Risk Committee and IMD Risk Committee.

Firmwide Risk Committee:

Co-Chairs:	Chief Financial Officer
Managing Director, Executive Office

Committee Members:	President and Chief Operating Officer
Vice Chairman & Chairman of Asia
Vice Chairman & Co-CEO of Goldman Sachs International
Chief Market Risk Officer
Global Treasurer
Chief Risk Officer
Global Head of Commodities
Chief Operating Officer EMEA
Heads of Global Securities Division
Managing Director in the Merchant Banking Division
Head of Global Credit and Mortgages
Head of US Credit Trading & Co-Head of Mortgage Trading
Head of Investor Relations
Co-Head of Asia Equities Trading
Global Head of Interest Rate Products
General Counsel of GS Bank USA
Head of US Equities Trading
Global Head of Special Situations Group
Co-Chief Information Officer
Global Head of Financing Group
Chief Accounting Officer
Head of Principal Strategies
Global Head of Currencies and Emerging Markets
Co-Head of FICC Mortgage Trading
Head of Global Operations
Chief Risk Officer of Securities Division
Chief Credit Officer

Securities Division Risk Committee:

Chair:	Chief Risk Officer, Securities Division

Co-Chairs:	Divisional Risk Managers, Securities Division

Committee Members:	Co-Head of Equities Trading - Asia
Head of Global Commodities Principal Investing, US Natural Gas Trading and US Power Trading
Head of Equities One-Delta Trading - Europe
Head of European Single Stock Equity Volatility Trading
Chief Market Risk Officer
Head of Global Foreign Exchange Options Trading
Head of Global Metals Trading
Global Head of Reporting within Credit Risk
Chief Risk Officer
Head of Counterparty Risk, Securities Division
Managing Director in Controllers
Head of Technology for Securities Division
Head of North American Interest Rate Products Trading
Head of Americas Special Situations Group
Head of Securities Divisional Strategies
Global Head of Sovereign Risk Management within Credit Risk
Head of Derivatives Analysis – Pricing Models within Market Risk
Managing Director in Securities Division Compliance
Head of NY Equity Strategies Group
Co-Head of Credit Valuation Adjustment Trading
European Head of Market Risk
Head of US Portfolio Credit Trading
Head of Corporate and Sovereign Trading - Europe
Head of Global Prime Brokerage Financing, Europe Securities Lending and Europe Synthetic Products Group
International Treasurer
Vice President in Divisional Risk Management
Co-Head of Global Short Term Interest Rates
Head of EMEA Emerging Market Trading
Chief Financial Officer of the Securities Division
Co-Head of Global Equity Derivatives Trading
Global Head of Principal Funding and Investments Group
Co-Head of Mortgage Trading
Global Head of Currencies and Emerging Markets
Head of Global Macro Group Strategy and Structuring, Head of Emerging Markets EMEA Strategy and Structuring and Co-Head of Commodities Strategy

Investment Management Division Risk Committee:

Chair:	Head of IMD Risk Management

Committee Members:	Co-Heads of IMD
Co-Chief Operating Officers of IMD
IMD Chief Administrative Officer
Head of IMD Strategies
Chief Investment Officer
Chief Market Risk Officer
Head of IMD Market Risk Analysis
Head of IMD Credit
Head of IMD Controllers
Head of IMD Operations
Chief Operating Officer IMD London
Head of IMD Legal
Managing Director in IMD Compliance
Co-Heads of IMD Central Funding

In our future Annual Reports on Form 10-K, we will provide greater detail on our risk committee memberships and appointment processes.  The following is our proposed disclosure:

“Committee Membership and Appointments. The Management Committee is responsible for appointing one or more Co-Chairs of the Firmwide Risk Committee (FRC), who then appoint the members of the FRC.  The FRC includes senior members of both revenue-producing units and departments that are independent of revenue-producing units, as selected and approved by the FRC Co-Chairs.  The FRC is responsible for appointing the Chair of the Securities Division Risk Committee, who then appoints the Co-Chairs and members of the Securities Division Risk Committee.  The Head of IMD Risk Management is the Chair of the IMD Risk Committee and is responsible for appointing the members of the IMD Risk Committee.  Membership of the risk committees is reviewed regularly and updated to reflect changes in the responsibilities of the committee members.  Accordingly, the length of time that members serve on the respective committees varies as determined by the Management Committee or the Chairs and based on the responsibilities of the members within the firm.”

3.
We note your response to comment 6 and your proposed disclosure to provide greater detail on the purpose and function of your risk limits.  Please expand your proposed disclosure to discuss whether you exceeded firmwide risk limits at any time during the fiscal year, how the Firmwide Risk Committee addressed the risk levels in excess of existing limits, and whether the Firmwide Risk Committee made any permanent changes to your firmwide risk limits during the fiscal year.  If the Committee made permanent changes to the firmwide risk limits, please describe the changes and the basis for changing the risk limits.

Response:

Please see response to question 5.

4.
Please expand the proposed disclosure to include a more detailed description of product, divisional and business unit risk limits.  Explain how those additional risk limits factor into your assessment and monitoring of firmwide risk limits.  Clarify the purpose of the lower-level risk limits and any procedures associated with exceeding, waiving, or changing the risk limits.  Also, please explain who is responsible for monitoring compliance with these risk limits.  Confirm that you will provide similar clarifying disclosure in your future filings.

Response:

Please see response to question 5.

5.	Please expand the proposed disclosure to describe how risk limits are used to ensure appropriate escalation and how this is different from establishing maximum risk tolerance.

Response:

We will include expanded disclosure on our risk limits in our future Annual Reports on Form 10-K.  Set forth below is an illustrative example of what the additional disclosure might have been as of the end of fiscal 2009.

“Our FRC sets market risk limits at a firmwide level and product level and our Securities Division Risk Committee sets sub-limits for our trading activities at a business unit level.  The purpose of the firmwide limits is to assist senior management in controlling the firm’s overall risk profile. Sub-limits are designed to set the desired maximum amount of exposure that may be managed by any particular business unit on a day-to-day basis without additional levels of senior management approval, while leaving day-to-day trading decisions to individual desk managers and traders.  These sub-limits are a management tool designed to ensure appropriate escalation rather than to establish maximum risk tolerance.  These limits are also designed to distribute risk among various business units in a manner that is consistent with their level of activity, taking into account the relative performance of each area.

All of these risk limits are monitored on a daily basis by an independent control function within the Finance Division, which is responsible for identifying and escalating instances where limits have been exceeded on a timely basis.  The business unit limits that are set by the Securities Division Risk Committee are subject to the same scrutiny and limit excess policy as the firmwide limits.  When a risk limit may be or has been exceeded, it is reported to the appropriate risk committee and a discussion takes place with the relevant desk managers, after which either the risk position is reduced or the risk limit is temporarily increased.

Risk management is a real-time, dynamic process and risk limits are frequently changed, but permanent changes to firmwide risk limits can only be approved by the FRC.  During the year ended December 31, 2009, the firmwide VaR risk limit was exceeded on two occasions.   On each occasion, it was resolved by a reduction in the risk position without a permanent or temporary VaR limit increase.  Separately, during the year ended December 31, 2009, the firmwide VaR risk limit was raised on one occasion and reduced on two occasions as a result of changes in the risk tolerance of the firm and the market environment.”

Liquidity and Funding Risk, page 113

Excess Liquidity, page 113

6.
We note your response to our prior comment 7 and your proposed future disclosures. Please also clarify for us the ease with which each type of asset can be liquidated (i.e., same day, next day, etc.) and expand your future disclosures to address this.

Response:

Substantially all of our Global Core Excess is invested in overnight cash deposits, US government obligations and French, German, United Kingdom and Japanese government obligations.  Each of these types of assets is highly liquid and can provide same-day liquidity.  As stated on page 113 of our Form 10-K, “Our most important liquidity policy is to pre-fund what we estimate will be our potential cash needs during a liquidity crisis and hold such excess liquidity in the form of unencumbered, highly liquid securities that may be sold or pledged to provide same-day liquidity.”

Note 2.  Significant Accounting Policies, page 131

Goodwill, page 139

7.
We note your response to our prior comment 8.  You state that you have components of operating segments which meet the definition of a reporting unit under ASC 350-20-35-33 through 38.  You have concluded, however, that these components, which you group largely upon product lines, are economically similar and should be aggregated and deemed a single reporting unit in accordance with ASC 350-20-35-35. ASC 350-20-35-35 states that components should be aggregated if they have similar economic characteristics.  It also notes that ASC 280-10-50-11 should be considered in making this determination.  Please specifically tell us how you considered the long-term average gross margins/financial performance of these components in your decision to aggregate.

Response:

Our key measure for evaluating economic performance of our operating segments and the components of our operating segments is net revenues (rather than gross margins), which is consistent with ASC 280-10-55-7C because our net revenues are less affected by allocations than other measures such as pre-tax earnings.  Our consideration of similarity of the components of our operating segments was therefore based on whether net revenues for each component are similarly variable, based on changes in business conditions and/or the economic environment.  We concluded that the components of our operating segments were similar based primarily on the markets that the components are principally exposed to and whether the components are generally impacted by similar economic factors.  In our letter dated June 4, 2010, we described the similar economic characteristics across the components of our Equities operating segment, which contains the majority of our goodwill, in response to your prior comment 8.

We note that ASC 280-10-55-7C states that “aggregation of segments should be consistent with the objective and basic principles of this Subtopic—to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity's performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole. This Subtopic mentions that segments having similar economic characteristics would be expected to have similar long-term average gross margins.  That measure is used, only as an example, because gross margin is a measure of profitability that is less likely to be affected by allocations.  Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.” [Emphasis added]

We believe our focus on net revenues, together with the economic and business conditions that impact net revenues, is consistent with the principles of ASC 280 and not inconsistent with previously stated views of members of the Staff.  (The presentation “Current Developments in the Division of Corporation Finance” by members of the Staff from the 31st Annual National Conference on SEC  Developments (December 10, 2003), states that long-term average gross margins are “not always the indicator of economic similarity” and that registrants should look to the measures that management uses to evaluate performance.)

To the extent that changes in the regulation of financial institutions impact our businesses, we will evaluate the impact of such changes on the aggregation of the components of our operating segments.

Note 8. Commitments, Contingencies and Guarantees, page 178

8.
We note your response to our prior comment 13.  Please confirm that you will explicitly disclose in future filings whether you expect to provide any financial support to these funds on a voluntary basis.  Please also discuss the types of circumstances under which you have decided to or may decide to voluntarily provide such support.

Response:

To the extent that we provide or expect to provide voluntary support to these funds, we will disclose this information in our future filings, including the circumstances under which we have decided or may decide to take such measures.  The following is our proposed disclosure:

“The firm has provided voluntary financial support to certain of its funds that have experienced significant reductions in capital and liquidity or had limited access to the debt markets during the financial crisis.  As of July 31, 2010, the firm had exposure to these funds in the form of loans and guarantees of $355 million, primarily related to certain real estate funds. In addition, as of July 31, 2010, the firm had outstanding commitments to extend credit to these funds of $151 million.  The firm may provide additional voluntary financial support to these funds if they were to experience significant financial distress; however, such amounts are not expected to be material to the firm.”

Contingencies, page 180

9.
We note your disclosure regarding your contingencies related to litigation and regulatory matters.  We also note that ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable and/or the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency, including for example contingencies related to the repurchase of mortgage-related products sold.  Please show us the expanded disclosure you will include in future filings that will address the nature of these contingencies.  Additionally, we note that in instances, if any, where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed, in accordance with ASC 450-20-50-1, the nature of the accrual or the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading.  Please advise and show us the expanded disclosure you will include in future filings that will address this, if applicable.

Response:

In accordance with Item 103 of Regulation S-K, in Part I, Item 3 of our Form 10-K, we describe all material pending litigation and regulatory proceedings.  In addition, on page 210 of our Form 10-K, we disclose the expense for litigation and regulatory proceedings for each period presented.  We will continue to include these disclosures in future filings.

We note that ASC 450-20-50-1 indicates that “disclosure of the nature of an accrual made pursuant to the provisions of ASC 450-20-25-2, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading.”  Given that our aggregate accrual for all outstanding legal proceedings was not material (less than 1% of total shareholders’ equity as of December 2009), we do not believe disclosure of individual amounts accrued was necessary to prevent our 2009 financial statements from being misleading.  In future filings, if individual amounts accrued are material, we will include disclosure of such amounts.  For example, in our June 2010 Form 10-Q, we will include the following disclosure:

“In July 2010, Goldman, Sachs & Co. (GS&Co.) agreed to a settlement to resolve the SEC’s action against GS&Co. in connection with a CDO offering made in early 2007. The firm accrued a liability of $550 million for this settlement as of June 2010.”

Note 18, Business Segments, page 208

10.
We note your response to our prior comment 14.  You state that you do not allocate expenses or evaluate gross margins at the operating segment level.  However, it is unclear to us how you determined that your operating segments have discrete financial information available and what information is regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to the operating segments and assess their performance if expenses are not allocated.  Please clarify the nature of the operating results that are analyzed by the CODM in managing the operating segments.  For reference, see ASC 280-10-50-1.

Response:

Our CODM makes operating decisions, assesses the performance of and allocates resources to our operating segments principally based on net revenues. Our CODM receives reports of net revenues by operating segment on a weekly, monthly and quarterly basis.  Our CODM also reviews expenses at the reportable segment and firmwide level.  The drivers of our operating expenses (compensation and benefits expenses and non-compensation expenses) are broadly similar in each of our operating segments.  Compensation and benefits expense is considered a firmwide cost and is determined based upon the overall performance of Goldman Sachs and other factors, not just the performance of our individual business lines or operating segments.  Accordingly, we do not allocate such expenses to our operating segments even for internal management purposes.  We disclosed the following on page 82 of our Form 10-K:

“The cost drivers of Goldman Sachs taken as a whole—compensation, headcount and levels of business activity—are broadly similar in each of our business segments. Compensation and benefits expenses within our segments reflect, among other factors, the overall performance of Goldman Sachs as well as the performance of individual business units. Consequently, pre-tax margins in one segment of our business may be significantly affected by the performance of our other business segments.”

Form 10-Q for the Period Ended March 31, 2010

Note 4.  Securitization Activities and Variable Interest Entities

11.	Please tell us how you have complied with the provisions of paragraph 5A(c) of ASC 810-10-50 and paragraphs 4(a)(5) and 4(c) of ASC 860-20-50.

Response:

ASC 810-10-50-5A(c) requires a reporting entity to disclose whether it has provided financial or other support (explicitly or implicitly) during the periods presented to a VIE that it was not previously contractually required to provide or disclose whether the reporting entity intends to provide support, including the type and amount of support (including situations in which the reporting entity assisted the VIE in obtaining another type of support) and the primary reasons for providing support.  We did not provide financial or other support to consolidated or unconsolidated VIEs during the periods presented in our Form 10-Q where we were not contractually required to do so and we do not intend to provide support in the future.  As such, we do not believe that we were required to make any disclosures pursuant to ASC 810-10-50-5A(c).

ASC 860-20-50-4(a)(5) similarly requires disclosure by a transferor of whether it has provided financial or other support during the periods presented that it was not previously contractually required to provide to the transferee or its beneficial interest holders, including when the transferor assisted the transferee or beneficial interest holders in obtaining support, and the type, amount and primary reasons for providing support.  We did not provide financial or other support to transferees or their beneficial interest holders during the periods presented in our Form 10-Q where we were not contractually required to do so.  As such, we do not believe that we were required to make any disclosures pursuant to ASC 860-20-50-4(a)(5).

ASC 860-20-50-4(c) requires the transferor to disclose a sensitivity analysis or stress test showing the hypothetical effect on the fair value of its retained interests in transferred financial assets of two or more unfavorable variations from the expected levels for each key assumption independently from any change in other key assumptions used in measuring the fair value of the retained interests.  We have provided this disclosure on page 47 of our Form 10-Q.

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 83

12.	Please tell us why you did not include a discussion of your leveraged lending capital market transactions as part of your discussion of critical accounting policies.

Response:

We disclose two critical accounting policies, fair value and goodwill and identifiable intangible assets, in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  As a result of material exposures and significant losses incurred from leveraged lending capital market transactions, we expanded our discussion of fair value policies to include an analysis of the notional amount of our leveraged lending capital market transactions by geographic region.  This disclosure of leveraged lending capital market transactions in our Form 10-K and 2009 Forms 10-Q was part of our fair value critical accounting policy.  We have reduced our exposures to leveraged lending capital market transactions (notional amount was less than 1% of total assets as of March 2010) and accordingly, removed the disclosure from our March 2010 Form 10-Q based on materiality.

* * *

The Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, Proxy Statement and Form 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, Proxy Statement or Form 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:	David A. Viniar, Chief Financial Officer (Principal Financial Officer)
(The Goldman Sachs Group, Inc.)